                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*

                                    PHI INC.
                                (Name of Issuer)

                               VOTING COMMON STOCK
                         (Title of Class of Securities)

                                   6933T 10 6
                                 (CUSIP Number)

                                DECEMBER 31, 2005
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 6933T 10 6                   13G                     Page 2 of 7 Pages
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--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)
     WOODBOURNE PARTNERS, L.P.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
     MISSOURI
--------------------------------------------------------------------------------
               5   Sole Voting Power
                   -0-
  Number of    -----------------------------------------------------------------
   Shares      6   Shared Voting Power
Beneficially       -0-
  Owned by     -----------------------------------------------------------------
    Each       7   Sole Dispositive Power
  Reporting        -0-
 Person With   -----------------------------------------------------------------
               8   Shared Dispositive Power
                   -0-
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     222,598
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
     7.8%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

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CUSIP No. 6933T 10 6                   13G                     Page 3 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)
     CLAYTON MANAGEMENT COMPANY
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
     MISSOURI
--------------------------------------------------------------------------------
               5   Sole Voting Power
                   222,598
  Number of    -----------------------------------------------------------------
   Shares      6   Shared Voting Power
Beneficially       -0-
  Owned by     -----------------------------------------------------------------
    Each       7   Sole Dispositive Power
  Reporting        222,598
 Person With   -----------------------------------------------------------------
               8   Shared Dispositive Power
                   -0-
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     222,598
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
     7.8%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

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CUSIP No. 6933T 10 6                   13G                     Page 4 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)
     JOHN D. WEIL
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
     MISSOURI
--------------------------------------------------------------------------------
               5      Sole Voting Power
                      222,598
  Number of    -----------------------------------------------------------------
   Shares      6      Shared Voting Power
Beneficially          -0-
  Owned by     -----------------------------------------------------------------
    Each       7      Sole Dispositive Power
  Reporting           222,598
 Person With   -----------------------------------------------------------------
               8      Shared Dispositive Power
                      -0-
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     222,598
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
     7.8%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

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CUSIP No. 6933T 10 6                   13G                     Page 5 of 7 Pages
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                         AMENDMENT NO. 7 TO SCHEDULE 13G

     The Reporting Person reported the acquisition of shares of Voting Common Stock ("Stock") of PHI Inc., a Delaware corporation ("Issuer"), 113 Borman Drive, P.O. Box 23502, Lafayette, LA 70508, in an initial filing of this
Schedule 13G on February 16, 1999. In this regard, Item 4 (as heretofore amended) is hereby amended as follows. All other items are unchanged from the initial filing, as amended.

ITEM 4. Ownership.

                                                                                         CLAYTON                 WEIL
                                                                                    (general partner     (sole director and
                                                                       WOODBOURNE    of Woodbourne)    shareholder of Clayton)
                                                                       ----------   ----------------   -----------------------
(a)  Amount beneficially owned:                                         222,598         222,598                222,598

(b)  Percent of Class:                                                      7.8%            7.8%                   7.8%

(c)  Number of Shares as to which the person has:

     (i)   Sole power to vote or direct the vote:                           -0-         222,598                222,598
     (ii)  Shared power to vote or direct the vote:                         -0-             -0-                    -0-
     (iii) Sole power to dispose or to direct the disposition of:           -0-         222,598                222,598
     (iv)  Shared power to dispose or to direct the disposition of:         -0-             -0-                    -0-

Percentage figures are based on 2,852,616 shares outstanding as of the company's most recent 10-Q filing with the SEC.

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CUSIP No. 6933T 10 6                   13G                     Page 6 of 7 Pages
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ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 10, 2006                WOODBOURNE PARTNERS, L.P.,

                                        by its General Partner, CLAYTON
                                        MANAGEMENT COMPANY


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil, President


Dated: February 10, 2006                CLAYTON MANAGEMENT COMPANY


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil, President


Dated: February 10, 2006                /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil

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CUSIP No. 6933T 10 6                   13G                     Page 7 of 7 Pages
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                            EXHIBIT A TO SCHEDULE 13G

                     AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

     The undersigned persons, on February 10, 2006, agree and consent to the joint filing on their behalf of this Amendment No. 7 to Schedule 13G in connection with their beneficial ownership of the voting common stock of Petroleum Helicopters Incorporated.

                                        WOODBOURNE PARTNERS, L.P.,

                                        by its General Partner, CLAYTON
                                        MANAGEMENT COMPANY


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil, President


                                        CLAYTON MANAGEMENT COMPANY


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil, President


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil